Exhibit 99.2
NON-GAAP FINANCIAL MEASURES

  EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow,  Cash Conversion and Total Pro Forma Net Debt as presented in this offering memorandum with respect to each of ICON and PRA are supplemental financial measures that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (‘‘GAAP’’). We define (1) EBITDA as net income before depreciation and  amortization  expense,  interest expense, net and provision for income taxes and net income attributable to noncontrolling interests; (2) Adjusted EBITDA as EBITDA plus share of equity method investments, stock-based compensation expense, certain transaction-related costs and restructuring charges; (3) Pro Forma EBITDA as net income of the combined company before depreciation and amortization expense, interest expense, net and provision for income taxes and share of equity method investments; (4) Pro Forma Adjusted EBITDA as Pro Forma  EBITDA plus  share  of equity method investments, stock-based compensation expense, certain transaction-related costs and restructuring charges; (5) Pro Forma Further Adjusted EBITDA as Pro Forma Adjusted EBITDA plus certain cost savings and synergies expected to be realized as a result of the Merger; (6) Adjusted Free  Cash  Flow  and  Pro  Forma Adjusted Free Cash Flow, as the case may be, as Adjusted EBITDA or Pro Forma Further Adjusted EBITDA, as the case may be, minus capital expenditures; (7) Cash Conversion and Pro Forma Cash Conversion, as the case  may be, as Adjusted Free Cash Flow or Pro Forma Adjusted Free Cash Flow, as the case may be, divided by Adjusted EBITDA or Pro Forma Further Adjusted EBITDA, as the case may be and (8) Total  Pro Forma Net   Debt as the principal amount (without adjustment for deferred financing costs or original issue discount) of total debt of the combined company minus cash and cash equivalents of the combined company. EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow, Cash Conversion, Pro Forma Adjusted Free Cash Flow Pro Forma Cash Conversion and Pro  Forma Total  Net Debt are commonly used as measures of financial performance or liquidity, and are used solely as performance and liquidity measures. EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow, Cash  Conversion,  Pro  Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Pro Forma Total Net Debt should not be considered measures of financial performance or liquidity under GAAP, and the items excluded from EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow, Cash Conversion, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Pro Forma Total Net Debt are significant components in understanding and assessing the combined  company’s financial performance or liquidity. EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow, Cash  Conversion,  Pro  Forma Adjusted Free Cash Flow,  Pro Forma Cash Conversion and Pro Forma Total Net Debt should not be considered  in isolation or as alternatives to such GAAP measures as net income, cash flows  provided  by  or  used  in operating, investing or financing activities or other financial statement data presented in the financial statements  of PRA and ICON or the pro forma financial statements of the combined company as indicators of financial performance. Since EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow,  Cash Conversion, Pro Forma Adjusted Free Cash Flow,     Pro Forma Cash Conversion and Pro Forma Total  Net Debt are not measures determined in accordance with  GAAP and are susceptible to varying calculations, EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow,  Cash  Conversion,  Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Pro Forma Total  Net Debt, as presented, may  not be comparable to other similarly titled measures of other companies. Furthermore,  as  presented  in  this offering memorandum we use ICON’s definition for such non-GAAP measures with respect to PRA, and as a result will differ from PRA’s historical metrics.

iii

Accordingly, we have provided reconciliations of such non-GAAP measures under ‘‘Summary—Summary ICON Historical Consolidated Financial Data,’’ ‘‘Summary—Summary PRA Historical Consolidated Financial Data’’ and ‘‘Summary—Summary Unaudited Pro Forma Condensed Combined Financial Information.’’ You are encouraged to review those reconciliations carefully.

EBITDA, Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Adjusted Free Cash Flow, Cash Conversion, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Pro Forma Total Net Debt have limitations as analytical tools, and should not be considered in isolation or as substitutes for analyzing our results as reported under GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

  This offering memorandum contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding ICON, PRA, the Transactions and related to the Notes and related financing transactions, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and/or PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as ‘‘anticipate,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe,’’ ‘‘project,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘may,’’  ‘‘should,’’ ‘‘will’’ and  similar expressions. All such forward-looking statements are based, as applicable, on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; litigation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of  disruption  to  ICON’s  or  PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or  PRA’s  ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market,  economic,  political  or  regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to  attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed and the factors set forth under the heading ‘‘Risk Factors’’ beginning on page 27.
iv

The Transactions

The Merger

On February 24, 2021, ICON, US Holdco, Merger Sub and PRA entered  into  the  Merger Agreement, pursuant to which Merger Sub will merge with and into PRA. At the effective time of the Merger (the ‘‘Effective Time’’), the separate existence of Merger Sub will cease, and PRA will  be  the  surviving  corporation  and  a wholly owned subsidiary of ICON and US Holdco. Following the Merger, PRA common stock will be delisted  from Nasdaq, deregistered under the Exchange Act and will cease to be publicly traded.

In the Merger, each share of PRA common stock (other than certain excluded shares and dissenting shares) will be converted automatically into the right to receive (i) 0.4125 of one ICON ordinary share, which number is referred to as the exchange ratio, and (ii) $80.00 in cash, without interest. The exchange ratio is fixed and will not be adjusted for changes in the market price of either ICON ordinary shares or PRA common stock prior to completion of the Merger.  No fractional ICON ordinary shares will be issued upon the conversion of shares of  PRA common stock pursuant to the Merger Agreement. Each PRA stockholder that otherwise would have been entitled to receive a fraction of a share of ICON ordinary shares will be entitled to receive cash in lieu of a fractional share. At the Effective Time, all excluded shares (other than subsidiary-held shares) will be canceled   and will cease to exist, and no payment will be made in respect of such shares.

At the Effective Time, each PRA stock option, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, will be assumed by ICON and converted into an option to purchase a number of ICON ordinary shares equal to the product of (i) the number of shares of PRA common stock subject    to such PRA stock option immediately prior to the Effective Time and (ii) the equity award conversion ratio (as defined below) (rounded down to the nearest whole number of ICON ordinary shares on an award-by-award  basis), with an exercise price equal to the quotient of (x) the exercise price per share of PRA common stock  subject to such PRA stock option and (y) the equity award conversion ratio (rounded up to the nearest whole cent), in each case, subject to the same terms and conditions as were applicable to such PRA stock option immediately prior to the Effective Time (including applicable vesting conditions). At the Effective Time, each outstanding restricted share of PRA common stock will vest at closing and be converted automatically into the right to receive the Merger consideration for each such share. At the Effective Time, each outstanding restricted stock unit award in respect of PRA common stock, whether vested or unvested, will be assumed by ICON and converted into a number of restricted share units with respect to a number of ICON ordinary shares equal to the product of (i) the number of such PRA restricted stock units and (ii) the equity award conversion ratio (rounded down to the nearest whole number of ICON restricted share units on an award-by-award basis), subject to the same terms and conditions as were applicable to such PRA restricted stock unit award immediately prior to the Effective Time (including applicable vesting conditions).

If this offering closes prior to the consummation of the Merger, concurrently with  the  closing  of  this offering, the Escrow Issuer will deposit the gross proceeds from this offering of Notes and the Issuer will deposit  (or cause to be deposited) into Escrow Accounts an amount sufficient to pay interest that would accrue on the Notes of each series from the Issue Date (or the last day on which interest was paid on the Notes) up to, but excluding, the date that is fifteen calendar days following the Issue Date (the ‘‘Initial Accrual Date’’). No later than the close of business on the date that is two business days prior to the Initial Accrual Date (the ‘‘Initial   Deposit Date’’) and every 15 calendar days thereafter (in each case, unless the Release Date or  a  Special Mandatory Redemption has occurred), the Issuer will deposit (or cause to be deposited) to the Escrow Accounts an additional amount of cash and/or cash equivalents sufficient to pay the interest that would accrue on the Notes   of each applicable series to, but excluding, the last day of the next succeeding 15 calendar day period (beginning with the 15 calendar days after the Initial Accrual Date) (in each case, as calculated in accordance with the terms of the indenture). The Escrow Release will be subject to the satisfaction of certain conditions, including that the Merger shall have been consummated. If the conditions to the Escrow Release have not been satisfied on or prior to the Initial Outside Date (subject to the potential extension of such date pursuant to the terms of the Merger Agreement not beyond the Final Outside Date), or upon the occurrence of certain other events, the Notes of each series will be subject to a Special Mandatory Redemption at a price equal to 100% of the initial issue price of the Notes of each applicable series, plus accrued and unpaid interest from the date the Notes are issued up to, but not including, the Special Mandatory Redemption Date. The funds deposited into the Escrow Account will be pledged as security for the benefit of the holders of the Notes of the applicable series. See ‘‘Description of Notes—Escrow of Proceeds; Special Mandatory Redemption.’’

Financing Transactions

In connection with the consummation of the Merger, we intend to enter into the following financing transactions:

•
(i) the borrowing of (i) $4,000 million under a new senior secured U.S. dollar denominated term loan facility (the ‘‘Term Loan Facility’’) and (ii) the entry into a new $300 million senior secured revolving credit facility (the ‘‘New Revolving Credit Facility’’ and, together with the Term Loan Facility, the ‘‘New Senior Secured Credit Facilities’’);

•	the issuance of $500.0 million aggregate principal amount of 2026 Notes offered hereby; and
•	the issuance of $1,515.0 million aggregate principal amount of 2028 Notes offered hereby.

For a more detailed description of the New Senior Secured Credit Facilities, see ‘‘Description of Certain Other Indebtedness—New Senior Secured Credit Facilities.’’

  In addition, on the Release Date or, if the Merger is consummated on or prior to the consummation of this offering, the issue date, we intend to repay all amounts outstanding, and terminate all commitments in respect of, (i)(A) ICON Investments Five Unlimited Company’s (‘‘ICON Five’’)  2.32%  Series A Senior  Notes  due December 8, 2023 (the ‘‘2023 Series A Notes’’) and 2.43% Series B Senior Notes due December 8, 2025 (the ‘‘2025 Series B Notes’’), both series of which are guaranteed by ICON and ICON Global Treasury Unlimited Company, a subsidiary of ICON and (B) our existing multi-currency revolving credit facility (the ‘‘Existing Revolving Credit Facility’’), dated as of March 12, 2018, by and among ICON, ICON Five, Santander UK PLC (‘‘Santander’’), as agent, and the lenders party thereto (clauses (i)(A) and (B), collectively, the ‘‘Existing ICON Indebtedness’’) and (ii)(A) the Credit Agreement, dated October 28, 2019, by and among PRA, PNC Bank, National Association, as administrative agent, the lenders party thereto and the other parties thereto and (B) the accounts receivable financing agreement, dated as of March 22, 2016, by and among PRA, PNC Capital Markets LLC, as structuring agent, the lenders party thereto and the other parties thereto (clauses (ii)(A) and (B), collectively, the ‘‘Existing PRA Indebtedness’’).

Certain Initial Purchasers or their affiliates may hold a portion of the indebtedness being repaid or refinanced in connection with the Transactions and as a result may receive a portion of the net proceeds from this offering. See ‘‘Plan of Distribution.’’

The consummation of the Merger, this offering of Notes, the entry into, and the initial borrowings under, the New Senior Secured Credit Facilities and the refinancing of the Existing ICON Indebtedness and the Existing PRA Indebtedness, together with the payment of fees and expenses relating thereto,  are  referred  to  in  this offering memorandum collectively as the ‘‘Transactions.’’

Sources and Uses

The following table sets forth estimated sources and uses of funds in connection with the Transactions, including the proceeds of the Notes offered hereby, assuming the Transactions occurred on March 31, 2021. Amounts shown in the table below are estimated and approximate. Actual amounts may vary from estimated amounts due to several factors, including the amount of available cash and debt as of the closing date of the Merger and differences from our estimate of transaction fees and expenses.

Sources of funds	Amount	Uses of funds	Amount
(dollars in millions)		(dollars in millions)
Cash(a)	$1,241.0	Equity Purchase Price	$11,148.0
		Stock Consideration	5,773.0
		Cash Consideration	5,375.0
Term Loan Facility(b)	4,000.0	Existing ICON Indebtedness and Existing PRA Indebtedness	1,631.0
ICON Equity(c)	5,773.0	Estimated fees and expenses related to the Transactions(d)	250.0
2026 Notes offered hereby	500.0
2028 Notes offered hereby	1,515.0
Total sources	$13,029.0	Total uses	$13,029.0

(a)
Cash is derived from the actual combined cash and equivalents of ICON and PRA as of March 31, 2021. As of March 31, 2021, prior to giving effect to the Transactions, the combined company would have had cash and cash equivalents of approximately $1,632.7 million and, after giving effect to the Transactions, would have had approximately $391.7 million of cash and  cash equivalents. As of May 31, 2021, prior to giving effect to the Transactions, the combined company would have had cash and cash equivalents of approximately $1,690.0 million. See ‘‘Summary—Summary PRA Historical Financial Data,’’ ‘‘Summary—Summary ICON Historical Financial Data,’’ ‘‘Use of Proceeds,’’ ‘‘Capitalization’’ and ICON’s Unaudited Pro Forma Condensed Combined Financial Statements (the ‘‘Pro Forma Financial Statements’’) incorporated by reference into this offering memorandum from ICON’s Current Report on Form 6-K filed by ICON on June 14, 2021 (the ‘‘Pro Forma 6-K’’) for additional information.

(b)	See ‘‘Summary—Financing Transactions’’ and ‘‘Description of Certain Other Indebtedness—New Senior Secured Credit Facilities.’’
(c)
Represents the stock portion of the consideration for the Merger of 0.4125 ordinary shares of ICON for each share of PRA based on a fixed exchange ratio, calculated using the ICON share price as of May 31, 2021. See the Pro Forma 6-K for additional information, including for the number of PRA shares outstanding as of March 31, 2021.

(d)
Represents estimated fees and expenses associated with the Transactions, including financing fees, original issue discounts, legal, advisory and professional fees, and other transaction costs such as printing and rating agency fees. To the extent any financing fees, original issue discounts and other fees and expenses exceed the estimated amounts, we expect to fund such amounts with cash of the combined company at the closing of the Transactions.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial  information  for  the  three months ended March 31, 2021, the three months ended March 31, 2020 and the year ended December 31, 2020 combine the historical consolidated statements of earnings of ICON and PRA. The summary unaudited pro forma condensed combined statement of earnings for the three months ended March 31, 2021, the three months ended March 31, 2020 and the year ended December 31, 2020 is presented as if the Merger had occurred on January 1, 2020, the beginning of the earliest period presented. The following table also presents certain other financial data  for the combined company for the twelve months ended March 31, 2021, which were derived by adding the pro forma condensed combined financial information for the combined company for the three months ended  March 31, 2021 with the pro forma condensed combined financial information for the  fiscal  year  ended December 31, 2020 and then deducting the pro forma condensed combined financial information for the three months ended March 31, 2020. The summary unaudited pro forma financial information and other financial data are based on the historical consolidated financial statements of ICON and PRA, and certain assumptions and adjustments. See ‘‘Unaudited Pro Forma Condensed Combined Financial Information’’ for more information.

The summary unaudited pro forma financial information for the Merger has  been  developed  from,  and should be read in conjunction with, the ICON and PRA unaudited interim condensed consolidated financial statements contained in the ICON Quarterly Report on Form 6-K and PRA Quarterly Report on Form 10-Q for     the three months ended March 31, 2021, respectively, the ICON audited consolidated financial  statements contained in the ICON Annual Report on Form 20-F and the PRA audited consolidated financial statements contained in the PRA Annual Report on Form 10-K for the year ended  December  31,  2020,  which  is incorporated by reference into this offering memorandum, and the more detailed Pro Forma Financial Statements, including the notes thereto, appearing in the Pro Forma 6-K incorporated by reference into this offering memorandum. See ‘‘Where You Can Find Additional Information’’.

The summary unaudited pro forma financial information was prepared using the acquisition method of accounting with ICON treated as the accounting acquirer and therefore, the historical basis of ICON’s assets and liabilities was not affected by the Merger. The summary unaudited pro forma financial information is provided for informational purposes only and is based on available information and assumptions that ICON believes are reasonable. It does not purport to represent what our actual consolidated results of operations or the consolidated financial position would have been had the Merger occurred on the dates  indicated,  nor  is  it  necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein  due to a variety of factors, including access to additional information, changes in the preliminary estimated value   of acquired assets and liabilities not currently identified and changes in operating results following the date of the pro forma financial information.

	Year Ended December 31, 2020	Three Months Ended March 31,		Twelve Months Ended March 31, 2021
($ in thousands)		2020	2021
Selected Pro Forma Statements of Operations Data:
Revenue	$5,964,987	$1,491,059	$1,791,897	$6,265,825
Direct Costs	4,326,680	1,103,427	1,321,256	4,544,509
Selling, general and administrative	1,036,446	384,683	221,626	873,389
Depreciation and amortization	563,175	139,930	142,503	565,748
Restructuring	18,089	—	—	18,089
Total costs and expenses	$5,944,390	$1,628,040	$1,685,385	$6,001,735
Income/(loss) from operations	$20,597	$(136,981)	$106,512	$264,090
Interest income	3,048	1,809	257	1,496
Interest expense	(308,529)	(83,729)	(64,929)	(289,729)
Income/(loss) before income taxes expense	$(284,884)	$(218,901)	$41,840	$(24,143)
Income tax (expense)/credit	68,841	30,276	(1,090)	37,475
Income before share of earnings from equity method investments	$(216,043)	$(188,625)	$40,750	$13,332
Share of equity method investments	(366)	—	(274)	(640)
Net Income/(loss)	$(216,409)	$(188,625)	$40,476	$12,692
Net income attributable to noncontrolling interest	(633)	(633)	—	—
Net Income/(loss)	$(217,042)	$(189,258)	$40,476	$12,692

($ in thousands (except for Pro Forma Cash Conversion and Ratios))	Twelve Months Ended March 31, 2021
Other Financial Data:
Pro Forma EBITDA(1)	$829,198
Pro Forma Adjusted EBITDA(1)	$1,005,735
Pro Forma Further Adjusted EBITDA(1)	$1,155,735
Pro Forma Adjusted Free Cash Flow(1)(8)(9)	$1,043,214
Pro Forma Cash Conversion(1)(8)(10)	90%
Total Pro Forma Net Debt(2)	$5,623,300
Ratio of Total Pro Forma Net Debt to Pro Forma Further Adjusted EBITDA(2)	4.90 to 1.00

(1)
Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow and Pro Forma Cash Conversion as presented in this offering memorandum are supplemental financial measures that are not required by, or presented in accordance with, GAAP. We define (1) Pro Forma EBITDA as net income of the combined company before depreciation and amortization expense, interest expense, net and provision for income taxes and net income attributable to noncontrolling interests; Pro Forma Adjusted EBITDA as Pro Forma EBITDA plus share of equity method investments, stock-based compensation expense, certain transaction-related costs and restructuring charges; (3) Pro Forma Further Adjusted EBITDA as Pro Forma Adjusted EBITDA plus certain cost savings and synergies expected to be realized as a result of the Merger; (4) Pro Forma Adjusted Free Cash Flow as Pro Forma Further Adjusted EBITDA minus capital expenditures; (5) Pro Forma Cash Conversion as Adjusted Free Cash Flow divided by Pro Forma Further Adjusted EBITDA and (6) Total Pro Forma Net Debt as the principal amount (without adjustment for deferred financing costs or original issue discount) of total debt of the combined company minus cash and cash equivalents of the combined company. Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash  Flow, Pro Forma Cash Conversion and Total  Pro Forma Net Debt are commonly used as measures of financial performance, and are used solely as performance measures. Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Total Pro Forma Net Debt should not be considered measures of financial performance or liquidity under GAAP, and the items excluded from Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Total Pro Forma Net Debt are significant components in understanding and assessing the combined company’s financial  performance or liquidity.  Pro  Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Total Pro Forma Net Debt should not be considered in isolation or as alternatives to such GAAP measures as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in the financial statements of PRA and ICON or the pro forma financial statements of the combined company as indicators of financial performance or liquidity. Since Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Total Pro Forma Net Debt are not measures determined in accordance with GAAP and are susceptible to varying calculations, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Total Pro Forma Net Debt, as presented, may not be comparable to other similarly titled measures of other companies. Pro Forma EBITDA, Pro Forma Adjusted  EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow, Pro Forma Cash Conversion and Total Pro Forma Net Debt have limitations as analytical tools, and should not be considered in isolation or as substitutes for analyzing our results as reported under GAAP.

The following table sets forth a reconciliation of pro-forma net income to Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Further Adjusted EBITDA, Pro Forma Adjusted Free Cash Flow and Pro Forma Cash Conversion:

($ in thousands (except for Pro Forma Cash Conversion))	Twelve Months Ended March 31, 2021
Net Income/(loss)	$12,692
Depreciation and Amortization	$565,748
Interest expense (net)	$288,233
Provision for income taxes	$(37,475)
Pro Forma EBITDA	$829,198
Share of equity method investments(3)	$640
Stock based compensation expense(4)	$164,262
Transaction related costs(5)	$(6,454)
Restructuring Charges(6)	$18,089
Pro Forma Adjusted EBITDA	$1,005,735
Cost savings and synergies(7)	$150,000
Pro Forma Further Adjusted EBITDA	$1,155,735
Capital expenditures(8)	$112,521
Pro Forma Adjusted Free Cash Flow(8)(9)	$1,043,214
Pro Forma Cash Conversion(8)(10)	90%

(2)
Total Pro Forma Net Debt is equal to (x) the principal amount (without adjustment for deferred financing costs or original issue discount) of $6,015.0 million of total debt of the combined company minus (y) $391.7 million of cash and cash equivalents of the combined company, in each case, as of March 31, 2021 as reflected in the Pro Forma Adjusted column under ‘‘Capitalization’’ after giving effect to the cash and cash equivalents used to consummate the Transactions.

(3)	Share of equity method investments include ICON’s share of gain/loss in respect of its 49% share in the voting interest of Oncacare, which was jointly established with a third party.
(4)	Stock based compensation expense reflects non-cash employee compensation expenses.
(5)	Transaction related charges include acquisition (including the Merger) related costs and changes to the fair value of acquisition consideration.
(6)	Restructuring charges include the cost of resource rationalizations following approval of restructuring plans adopted following a review of resource utilization
(7)
Represents an adjustment to reflect the anticipated annual ‘‘run  rate’’ benefit from certain operational cost synergies expected to be fully realized by the end of the fourth fiscal year following the consummation of the Transactions. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. We cannot assure you that any or all of these cost savings and cost synergies will be achieved in the anticipated amounts or within the anticipated timeframes or at all. See ‘‘Risk Factors—Risks Relating to the Merger and the Combined Company after Completion of the Merger—ICON may be unable to realize anticipated cost and tax synergies and expects to incur substantial expenses related to the Merger.’’

(8)	Capital expenditures are defined as purchases of and additions to property, plant & equipment, net.
(9)	Pro Forma Adjusted Free Cash Flow is defined as Pro Forma Adjusted EBITDA minus capital expenditures.
(10)	Pro Forma Cash Conversion is defined as Pro Forma Adjusted Free Cash Flow divided by Pro Forma Adjusted EBITDA.

ICON may be unable to realize anticipated cost and tax synergies and expects to incur substantial expenses related to the Merger.

ICON expects to generate run rate cost synergies of approximately $150 million and tax savings from the targeted combined effective tax rate decreasing to 14% both to be realized within approximately four years after completion of the Merger.

ICON’s ability to achieve such estimated cost and tax synergies in the timeframe described, or at all, is   subject to various assumptions by ICON’s management, which may or may not prove to be accurate, as well as the incurrence of costs in ICON’s operations that offset all or a portion of such cost synergies. As a consequence, ICON may not be able to realize all of these cost and tax synergies within the timeframe expected or at all. In addition, ICON may incur additional or unexpected costs in order to realize these cost and tax synergies.

  ICON’s ability to realize tax synergies is also subject to legal uncertainties. For example, see the risk factor entitled ‘‘—There is a risk that, as a result of the Merger, either (1) ICON could be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON and its affiliates could become subject to certain adverse U.S. federal income tax rules.’’

Failure to achieve the expected cost and tax synergies could significantly reduce the expected benefits associated with the Merger.

In addition, ICON has incurred and will incur substantial expenses in connection with completion of the Merger. ICON expects to continue to incur non-recurring costs associated with consummating the Merger, combining the operations of the two companies and achieving the desired cost synergies. These fees and costs  have been, and will continue to be, substantial. The substantial majority of nonrecurring expenses will consist of transaction costs related to the Merger and include, among others, fees paid to financial, legal and accounting advisors, employee benefit costs and filing fees. Such costs, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of ICON following the completion of the Merger and many of these costs will be borne by ICON even if the Merger is not completed.

Pending and future tax law changes may result in significant additional taxes to us.

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development (‘‘OECD’’) published a ‘‘Programme of Work,’’ which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions    based on a market-based concept rather than the historical ‘‘permanent establishment’’ concept. Pillar Two,    among other things, introduced a global minimum tax. More recently, on June 5, 2021, the finance ministers of the G7 agreed to (1) reach an equitable solution with respect to Pillar One and (2) a global minimum tax rate of      at least 15% under Pillar Two. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us.

There is a risk that, as a result of the Merger, either (1) ICON could be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON and its affiliates could become subject to certain adverse U.S. federal income tax rules.

For U.S. federal income tax purposes, a corporation generally is considered to be a domestic corporation (a ‘‘U.S. corporation’’), which is subject to U.S. federal income tax on its worldwide income, only if such corporation is organized or incorporated under the laws of the United States, any state thereof or the District of Columbia. Accordingly, because ICON is an Irish incorporated entity, it generally would be classified as a non-U.S. corporation for U.S. federal income tax purposes. However, the so-called ‘‘anti-inversion rules’’ of Section 7874 of the Code (‘‘Section 7874’’) provide an exception to this general rule under which, as a result of  the Merger, either (1) ICON might be treated as having become a U.S. corporation for U.S. federal income tax purposes or (2) ICON might remain a non-U.S. corporation for U.S. federal income tax purposes but ICON and   its affiliates might become subject to certain adverse U.S. federal income tax rules.

While ICON believes that Section 7874 should not apply to ICON as a result of the Merger, due to the    factual uncertainty and legal complexity of Section 7874 and the limited authority interpreting it, there can be no assurance that ICON’s view,  if challenged, would be sustained. Moreover, it is possible that a future change in   law could expand the scope of Section 7874 on a retroactive basis. In this regard, (1) bills recently introduced in Congress propose a change to the anti-inversion rules that would, if enacted in its current form, retroactively pose a significant risk that Section 7874 would cause ICON to become a U.S. corporation as a result of the Merger (which risk would depend on factors outside of ICON’s control, including the trading price of ICON common stock on the closing date) and (2) on April 7, 2021, the U.S. Treasury Department released the ‘‘Made     in America Tax Plan,’’ which announced President Biden’s proposal to adopt such change, but was silent on whether such change would apply retroactively. More recently, on May 28, 2021, the Treasury Department  released its explanation of the Biden administration’s tax proposals (commonly referred  to  as  the  ‘‘Green Book’’), which provides that the Biden administration’s proposed changes to the anti-inversion rules would be effective only for transactions that are completed after the date of enactment. ICON believes that, even if the proposed changes were to apply to the Merger (either because the proposals were ultimately enacted with retroactive effect or were enacted prior to the date of the Merger without an exception for transactions occurring pursuant to agreements entered into prior to the date of enactment), based on the current facts (including the current trading price of ICON common stock), Section 7874, as amended by the proposed bill in its current form, would not apply,  but due to the factual and legal uncertainty with respect to Section 7874, there can be no  assurance that ICON’s view, if challenged, would be sustained. The application of Section 7874 to ICON could  have a material adverse effect on the financial condition of ICON following the completion of the Merger.